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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. _____)*

                                 HELISYS, INC.
                                (Name of Issuer)

                         COMMON STOCK, $.001 PAR VALUE
                         (Title of Class of Securities)

                                    423 282
                                 (CUSIP Number)


                           WALTER W. CRUTTENDEN, III
                        C/O CRUTTENDEN ROTH INCORPORATED
                            18301 VON KARMAN AVENUE
                            IRVINE, CALIFORNIA 92715
                                 (714) 757-5700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                               NOVEMBER 18, 1997
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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-----------------------                                  ---------------------
  CUSIP NO. 423 2822            SCHEDULE 13D               PAGE 2 OF 6 PAGES
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)

      Walter W. Cruttenden, III

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

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      SEC USE ONLY
 3

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      SOURCE OF FUNDS*
 4
      BK
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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e)                                                   [_]

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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States

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                          SOLE VOTING POWER
                     7
     NUMBER OF            567,000

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             567,000

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          -0-
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      567,000

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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12                                                                         [_]

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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      14%

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      TYPE OF REPORTING PERSON*
14
      IN

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ITEM 1.   Security and Issuer.
-------   -------------------

          This Statement relates to the common stock, par value $0.001 per share (the "Common Stock"), of Helisys, Inc., a Delaware corporation (the "Company"), including the Common Stock issuable upon the conversion of outstanding Series A Convertible Preferred Stock, par value $0.001 per share (the "Series A Stock") and the Common Stock issuable upon the exercise of outstanding warrants beneficially owned by the Reporting Person (as defined in Item 2 below). In accordance with Rule 13d-3(d)(1)(i) promulgated under the Act, the shares of Common Stock issuable upon the conversion of the Series A Stock and the exercise of the warrants have been treated, for the purposes of this filing, as Common Stock beneficially owned by the Reporting Person (as defined in Item 2 below).

          The Company's principal executive offices are located at 24015 Garnier Street, Torrance, California 90505-5319.

ITEM 2.   Identity and Background.
-------   -----------------------

          This statement is filed by Walter W. Cruttenden, III ("Cruttenden" or the "Reporting Person"). Cruttenden is a natural person and a citizen of the United States. Cruttenden's business address is c/o Cruttenden Roth Incorporated, 18301 Von Karman Avenue, Irvine, California 92715.

          See Item 6, "Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer," below for a description of the Reporting Person's relationships with Cruttenden Roth Incorporated and the Company.

          The Reporting Person has not, during the last five (5) years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.   Source and Amount of Funds or Other Consideration.
-------   -------------------------------------------------

          On November 18, 1997 Cruttenden entered into a Preferred Stock Purchase Agreement (the "Purchase Agreement") pursuant to which he acquired an aggregate of 80,000 shares of the Company's Series A Stock at a purchase price of $6.25 per share, or $500,000 in the aggregate. The 80,000 shares of Series A Stock are currently convertible into 400,000 shares of Common Stock. Cruttenden owned 67,500 shares of Common Stock in his personal investment account prior to this transaction. At closing, an aggregate of $300,000 was paid to the Company in cash, and a promissory note in the principal amount of $200,000, payable by the Company to Cruttenden, was cancelled and the principal amount thereof was applied to the purchase price of the Series A Stock. A copy of the Purchase Agreement is filed herewith as Exhibit 1 and is incorporated herein by this reference. The source of Cruttenden's funds

                                       3
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in this transaction was partially a bank borrowing by Cruttenden from Comerica
Bank-California ("Comerica").

          Pursuant to the Purchase Agreement, Cruttenden also acquired a warrant (the "Warrant") to purchase 100,000 shares of Common Stock, convertible at any time prior to its expiration on November 18, 2002, which is exercisable at $1.75 per share. A copy of the Warrant is filed herewith as Exhibit 2 and is incorporated herein by this reference. The Warrant was issued to Cruttenden in consideration of his guaranty of the Company's obligation to pay Comerica $500,000 pursuant to a loan agreement between the Company and Comerica. In consideration of Cruttenden's guaranty, the Company also paid Cruttenden $10,000.

          Pursuant to the Purchase Agreement, the Company has agreed to issue warrants to purchase an additional 10,000 shares of Common Stock to Cruttenden for each $100,000 that the Company actually borrows from Comerica, provided Cruttenden's guaranty therefor shall, at the time of such borrowing, still be in full force and effect.

ITEM 4.   Purpose of Transaction.
-------   ----------------------

          Cruttenden acquired the Series A Stock and the Warrants for investment purposes and to assist the Company with its cash needs.

          Pursuant to the Purchase Agreement, Cruttenden has acknowledged that he does not have any preemptive or similar rights to purchase any additional shares of Series A Stock. The rights, preferences and privileges of the Series A Stock are as set forth in the Certificate of Designations, Preferences and Rights filed by the Company with the Delaware Secretary of State on November 17, 1997, a copy of which is filed herewith as Exhibit 3 and incorporated herein by this reference.

          The Warrant includes provisions protecting against certain dilution events. Reference is made to Section 5, "Adjustments," of the Warrant, filed as
Exhibit 2 hereto.

ITEM 5.   Interest in Securities of the Issuer.
-------   ------------------------------------

          The Reporting Person has sole voting and dispositive power with respect to the Series A Stock, and the underlying shares of Common Stock, and has sole dispositive power with respect to the Warrant and sole voting and dispositive power with respect to the shares of Common Stock that may be acquired upon exercise of the Warrant. No person other than the Reporting Person has the right to receive or the power to direct receipt of dividends or the proceeds of sale of the shares of Series A Stock and of the underlying Common Stock, and of the Warrant.

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

ITEM 6.   Contracts, Arrangements, Understandings or Relationships With Respect
-------   ---------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

          The Reporting Person is an officer and principal stockholder of Cruttenden Roth Incorporated ("CRI"). CRI served as underwriters of the Company's initial public offering of Common Stock. On September 10, 1997, CRI entered into a Letter Agreement with the Company pursuant to which CRI was engaged by the Company as an advisor to assist the Company in evaluating possible strategic transactions. Such Letter Agreement, as supplemented on November 18, 1997, provides that the Company will not consummate a transaction with any third party unless such third party agrees to assume the Company's obligations to Reporting Person pursuant to the terms of the Purchase Agreement and related documents.

          Pursuant to the Warrant, the Company irrevocably granted and issued to the Reporting Person the right and option to sell to the Company (the "Put") the Warrant during the "Put Exercise Period" (defined in Section 6, "Put Agreement," in the Warrant, filed as Exhibit 2 hereto and incorporated herein by this reference) at a purchase price equal to $1.50 per each unissued warrant share.

ITEM 7.           Materials to be Filed as Exhibits.
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
Exhibit 1         Preferred Stock Purchase Agreement dated November 18, 1997 by and between Helisys, Inc. and Walter W. Cruttenden, III

Exhibit 2         Warrant to Purchase 100,000 shares of Common Stock of Helisys,
                  Inc. dated November 18, 1997, issued to Walter W. Cruttenden,
                  III

Exhibit 3 Certificate of Designations, Preferences and Rights setting forth the rights, preferences and privileges of the Helisys, Inc. Series A Convertible Preferred Stock, as filed with the
                  Delaware Secretary of State on November 17, 1997

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                                   SIGNATURE
                                   ---------

          After reasonable inquiry and to the best of such person's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 25, 1997



                                    /s/ Walter W. Cruttenden, III
                                    -------------------------------------------
                                    Walter W. Cruttenden, III


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